UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 3235-0080 Expires: December 31, 2014 Estimated average burden hours per response. . .1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-31557

CIBT Education Group Inc.
NYSE MKT LLC: MBA
(Exact name of Issuer, and name of Exchange where security is listed)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Common Shares, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

  ☐  17 CFR 240.12d2-2(a)(1)
  ☐  17 CFR 240.12d2-2(a)(2)
  ☐  17 CFR 240.12d2-2(a)(3)
  ☐  17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, CIBT Education Group Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

CIBT Education Group Inc.

Date: April 26, 2013	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer